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March 22, 2017	Brendan R. Hamill Associate +1 202 312 3010 bhamill@vedderprice.com

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s preliminary Proxy Statement and Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). The Proxy Statement is directed to holders of common shares of the Registrant in connection with the Registrant’s annual shareholder meeting (the “Meeting”). At the Meeting, the Registrant’s common shareholders will be asked to consider, among other things, proposals relating to the election of four members to the Board of Trustees and the approval of a new sub-advisory agreement between Nuveen Fund Advisors, LLC, the Registrant’s investment adviser, and INTECH Investment Management LLC, the Registrant’s sub-adviser.

Please call the undersigned at (202) 312-3010 with any questions or comments regarding this filing.

Yours very truly,

/s/ Brendan Hamill

Brendan R. Hamill

Associate

BRH

1401 I Street NW, Suite 1100	Washington, DC 20005	T +1 202 312 3320	F +1 202 312 3322

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.